Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the “Board”) of directors (the “Directors”) of Li Auto Inc. (“Li Auto”, or the “Company”) is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee (the “Audit Committee”) of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2024 were reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” heading in the “Notes to the Unaudited Condensed Consolidated Financial Statements” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,
	2023	2024	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except for percentages)
Revenues	47,439,780	57,312,056	20.8%
Gross profit	10,065,384	11,461,247	13.9%
Income/(Loss) from operations	2,031,073	(116,873)	N/A
Income before income tax	3,324,767	1,853,641	(44.2)%
Net income	3,243,935	1,692,066	(47.8)%
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	3,129,619	1,647,659	(47.4)%
Non-GAAP Financial Measures:
Non-GAAP net income	4,141,605	2,779,406	(32.9)%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net income	3,243,935	1,692,066
Share-based compensation expenses	897,670	1,087,340

Non-GAAP net income	4,141,605	2,779,406

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2024, Li Auto embraced challenges and continued to grow amidst an ever-changing market landscape. We further enriched our model portfolio, focused on users and products, and concentrated on enhancing operating efficiency across our organization. As a result, all Li Auto models maintained leading positions in terms of market share within their respective segments. Our market share in the RMB200,000 and higher new energy vehicle (“NEV”) market in China reached 14.1% for the first half of 2024, ranking us at the top among Chinese auto brands. The total deliveries of Li Auto vehicles reached 188,981 in the first half of 2024, representing a year-over-year increase of 35.8%, propelling our total revenues to reach RMB57.3 billion in the first half of the year at a year-over-year increase of 20.8%. As of June 30, 2024, our cumulative deliveries reached 822,345 vehicles, making us the first Chinese emerging new energy auto brand to cross the 800,000 cumulative delivery milestone.

Products

We continued to add new models to expand our vehicle line-up. While firmly advancing along the extended-range electric technological route, we build platforms for battery electric vehicles in parallel. We offer various choices for size and intelligent configurations, allowing us to fulfill the diverse needs of a broader range of family users. Meanwhile, we continually reinforce our product strength through model refreshes and OTA updates to offer users better mobility experiences.

On March 1, 2024, we launched Li MEGA, a high-tech flagship family MPV. Built on an 800-volt battery electric platform, Li MEGA is equipped with the Qilin 5C battery and can achieve a driving range of 500 kilometers with a 12-minute charge using Li Auto 5C super charging stalls. In terms of vehicle intelligence, Li MEGA comes standard with Li SS Ultra smart space and Li AD Max autonomous driving systems, which are powered by a high-performance Qualcomm Snapdragon 8295P chip and dual NVIDIA DRIVE Orin-X chips, respectively. Its outstanding energy replenishment efficiency, superior performance and intelligent features, spacious interior, and strict safety standards, make Li MEGA an ideal choice for big families’ travel plans.

Along with Li MEGA’s launch, we also released the 2024 Li L7, Li L8, and Li L9 models. With extensive upgrades across range extension system, chassis system, and other configurations, the 2024 Li L series offer enhanced safety, comfort, and intelligent experiences.

On April 18, 2024, we launched Li L6, a five-seat premium family SUV to satisfy the mobility needs of more young families with a budget below RMB300,000. Li L6 offers spacious interior and superior configurations, and employs an all-wheel-drive extended range electric system built with the latest generation of lithium iron phosphate batteries. Li L6 is available in Pro and Max trims, both featuring a four-screen interaction system powered by a Qualcomm Snapdragon 8295P chip. Li L6 Pro comes standard with Li AD Pro autonomous driving system, powered by a Horizon Robotics Journey 5, while the Max trim comes standard with Li AD Max autonomous driving system, powered by dual NVIDIA DRIVE Orin-X chips.

Benefiting from our compelling product strength and enhanced organizational efficiency, Li L6’s cumulative deliveries already surpassed 50,000 vehicles within three months of its launch, with over 20,000 Li L6s delivered in June alone. As of June 30, 2024, we retained the title of sales champion among emerging new energy auto brands in the Chinese market for ten consecutive weeks, continually reinforcing our market standing.

Supply Chain

We continue to strengthen our supply chain strategic perception and planning, risk management, and cost management to promote the maturity and completeness of our supply chain system. This has provided robust support for the successful delivery of more vehicle models and the steady growth in sales. Our efficient collaboration with suppliers positioned us to realize better economies of scale and effectively reduced production costs. A higher level of supply chain localization also facilitated more efficient operations with optimized cost management. Meanwhile, we focused on supplier management and empowerment, pursuing win-win cooperations with suppliers. By building a joint development platform, we engaged more suppliers to participate in technological innovations, thereby co-creating user value and bolstering the competitiveness of the entire industrial chain.

Manufacturing

We remain committed to operating our own manufacturing facilities, with established manufacturing bases in Changzhou and Beijing, China. We adopt highly automated, intelligent, and digitalized production lines. Treating manufacturing facilities as products capable of continuous upgrades and iterations, we constantly innovate the production lines to boost production efficiency and delivery quality, thereby allowing us to ensure the consistency of product quality and user experiences right from the start. Additionally, we adhere to green manufacturing practices, employing energy-saving and environmentally friendly processes to establish sustainable and green facilities.

Direct Sales and Servicing Network

In the first half of 2024, we continued to expand our direct sales and servicing network, deepening our retail presence in cities of all tiers across China. In January this year, our first batch of flagship retail stores landed in Beijing, Shanghai, Shenzhen, and Guangzhou, bringing an all-round upgrade in store design, experience, and functionality. While increasing brand exposure through retail stores in shopping malls, we continued to strengthen the store display capabilities and service standards of our retail stores in auto parks to provide users with a more convenient and comfortable vehicle purchasing experience. At the same time, by upgrading existing retail stores in shopping malls and replacing low-performing stores in shopping malls with stores in auto parks, we increased the total number of display spots and average display capacity of a single store, thereby better supporting the continued growth of sales. Moreover, we have adopted a region-specific sales strategy to maximize sales conversion. At present, our direct sales and servicing network has covered all first-tier, new first-tier, and second-tier cities in China, as well as ninety percent of third-tier cities. In the second half of the year, we will continue to expand our footprint to more cities. As of June 30, 2024, we had 497 retail stores in 148 cities, as well as 421 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities.

In order to provide users with a convenient and reliable energy replenishment experience, we continue to accelerate the deployment of the super charging network. As of June 30, 2024, we had 614 super charging stations in operation equipped with 2,726 charging stalls in China. Through a combination of self-building and cooperative approaches, we will invest steadfastly and accelerate our deployment, and continue to expand our charging network to ensure that users can travel without range anxiety at different places, whether on highways or in urban areas, allowing more families to feel confident in choosing Li Auto’s products.

Research and Development

We consistently invest in the research and development of products, platforms, and systems to continually enhance user value, ensuring that industry-leading technology serves every member of our family users.

We relentlessly optimize vehicle use experiences through constant innovations on electrification and intelligentization. With Li MEGA’s release, we provided one of the fastest-charging mass-produced passenger vehicles on the market. Additionally, we further enhanced user experiences for smart space features and autonomous driving capabilities by frequently rolling out high-quality OTA updates, offering users an ever-evolving mobile home.

In March 2024, we pushed OTA version 5.1 to users, delivering 41 new features and 27 experience optimizations. The newly added features included full-screen mode for the center console and a panoramic dashcam. We also upgraded AEB’s capabilities to accurately identify a wider range of stationary obstacles, and improved truck avoidance capabilities for highway NOA, among others. In May 2024, we released OTA version 5.2 with 19 new features and 23 experience optimizations. For Li AD Pro 3.0, we upgraded highway NOA with a thousand-kilometer-drive level of zero human driver takeover capability, enhanced city LCC’s capabilities in bypassing and lane selections, and advanced automated parking to manage over 300 types of complex parking spaces, among others. Moreover, we also enhanced Li AD Max 3.0’s active safety capabilities under eight high-frequency and high-risk scenarios.

We remain committed to offering autonomous driving systems as standard configurations to drive continued growth in our user base, which in turn fuels algorithmic improvements, creating a positive feedback loop that allows us to constantly enhance users’ autonomous driving experiences. As of June 30, 2024, the usage penetration rate of our autonomous driving function has reached 99.9%, with cumulative full scenario NOA mileage reaching 860 million kilometers.

Environmental, Social and Governance (ESG)

We are committed to promoting sustainable development of the company, the environment, and society through comprehensive ESG strategies and initiatives. On April 12, 2024, we released our 2023 ESG report, detailing the efforts made in 2023 to achieve our long-term ESG objectives. For more information on our ESG initiatives and to access the complete ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

Recent Developments After the Reporting Period

Delivery Update

In July 2024, the Company delivered 51,000 vehicles, representing an increase of 49.4% from July 2023. As of July 31, 2024, in China, the Company had 487 retail stores in 146 cities, 411 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 701 super charging stations in operation equipped with 3,260 charging stalls.

OTA 6.0 and 6.1 Updates

In July 2024, the Company released OTA update versions 6.0 and 6.1 for Li MEGA and the Li L series, introducing numerous new features and experience enhancements in autonomous driving, smart space and smart electric features. For autonomous driving, the Company rolled out a high-definition map-independent NOA with nationwide coverage to all Li AD Max users and significantly enhanced the city LCC and AEB capabilities for Li AD Pro. During its Autonomous Driving Summer Launch Event held on July 5, 2024, the Company unveiled a new technological architecture for autonomous driving integrating an end-to-end (E2E) model and a vision-language model (VLM). This architecture employs proprietary reconstructed and generative world models for training and validation, and began an early bird testing at the end of July.

Product Health Evaluation Results

In July 2024, Li MEGA received the highest overall score in the China Automobile Health Index (C-AHI) assessment by the China Automotive Engineering Research Institute Co., Ltd. under C-AHI’s updated evaluation protocol. Li MEGA received top ratings across all three evaluation categories — the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

Business Outlook

In the second half of 2024, we will continue to focus on enhancing user value and operating efficiency, further solidifying the market leadership position of Li L series in terms of sales, while actively planning the BEV series.

To support our multi-platform and multi-model development, we will continue to strengthen the collaboration across research and development, supply chain, manufacturing, and sales. While persisting in investment in research and development, we will continually expand and upgrade our direct sales and servicing network and accelerate the deployment of the super charging network. We are dedicated to enhancing vehicle use experiences for family users through continued innovation in the fields of autonomous driving, smart space, and smart electrification, as well as by offering higher quality products and services.

We are confident that, with in-depth user insights, compelling product strength, combined with improved operating efficiency, Li Auto will further expand its share in the RMB200,000 and higher NEV market in China, and drive healthy and steady growth in the ever-changing market environment.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Vehicle sales	46,299,260	54,571,281
Other sales and services	1,140,520	2,740,775

Total revenues	47,439,780	57,312,056

Cost of sales
Vehicle sales	(36,789,230)	(44,197,162)
Other sales and services	(585,166)	(1,653,647)

Total cost of sales	(37,374,396)	(45,850,809)

Gross profit	10,065,384	11,461,247

Operating expenses:
Research and development expenses	(4,277,897)	(6,076,467)
Selling, general and administrative expenses	(3,954,517)	(5,792,690)
Other operating income, net	198,103	291,037

Total operating expenses	(8,034,311)	(11,578,120)

Income/(Loss) from operations	2,031,073	(116,873)

Other (expense)/income:
Interest expense	(60,878)	(71,829)
Interest income and investment income, net	848,793	1,438,922
Others, net	505,779	603,421

Income before income tax	3,324,767	1,853,641
Income tax expense	(80,832)	(161,575)

Net income	3,243,935	1,692,066

Less: Net income/(loss) attributable to noncontrolling interests	21,114	(3,085)

Net income attributable to ordinary shareholders of Li Auto Inc.	3,222,821	1,695,151

Net income	3,243,935	1,692,066

Other comprehensive loss
Foreign currency translation adjustment, net of tax	(93,202)	(47,492)
Total other comprehensive loss	(93,202)	(47,492)

Total comprehensive income	3,150,733	1,644,574
Less: Net income/(loss) attributable to noncontrolling interests	21,114	(3,085)

Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	3,129,619	1,647,659

Revenues

Total revenues increased by 20.8% from RMB47.4 billion for the six months ended June 30, 2023 to RMB57.3 billion for the six months ended June 30, 2024.

Revenues from vehicle sales increased by 17.9% from RMB46.3 billion for the six months ended June 30, 2023 to RMB54.6 billion for the six months ended June 30, 2024, primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix and pricing strategy changes.

Revenues from other sales and services increased by 140.3% from RMB1.1 billion for the six months ended June 30, 2023 to RMB2.7 billion for the six months ended June 30, 2024, primarily attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of embedded products and services, including charging stalls, offered together with vehicle sales, which is in line with higher vehicle deliveries.

Cost of Sales

Cost of sales increased by 22.7% from RMB37.4 billion for the six months ended June 30, 2023 to RMB45.9 billion for the six months ended June 30, 2024, primarily attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 13.9% from RMB10.1 billion for the six months ended June 30, 2023 to RMB11.5 billion for the six months ended June 30, 2024. The decrease in gross margin from 21.2% for the six months ended June 30, 2023 to 20.0% for the six months ended June 30, 2024 was mainly due to the decrease of vehicle margin. Vehicle margin decreased from 20.5% for the six months ended June 30, 2023 to 19.0% for the six months ended June 30, 2024, primarily attributable to different product mix and pricing strategy changes, partially offset by cost reduction.

Research and Development Expenses

Research and development expenses increased by 42.0% from RMB4.3 billion for the six months ended June 30, 2023 to RMB6.1 billion for the six months ended June 30, 2024, primarily driven by increased expenses to support our expanding product portfolios and technologies, as well as increased employee compensation as a result of our growth in number of staff.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 46.5% from RMB4.0 billion for the six months ended June 30, 2023 to RMB5.8 billion for the six months ended June 30, 2024, primarily driven by increased employee compensation as a result of our growth in number of staff, as well as increased rental expenses and other expenses associated with the expansion of our sales and servicing network.

Income/(Loss) from Operations

As a result of the foregoing, loss from operations was RMB116.9 million for the six months ended June 30, 2024, compared with RMB2.0 billion income from operations for the six months ended June 30, 2023.

Interest Income and Investment Income, Net

Interest income and investment income, net increased by 69.5% from RMB848.8 million for the six months ended June 30, 2023 to RMB1.4 billion for the six months ended June 30, 2024, primarily attributable to an increase in cash position1.

Income Tax Expense

Income tax expense increased by 99.9% from RMB80.8 million for the six months ended June 30, 2023 to RMB161.6 million for the six months ended June 30, 2024, primarily due to the increase in effective tax rate. Effective tax rate increased to 8.7% for the six months ended June 30, 2024 from 2.4% for the six months ended June 30, 2023.

Net Income

As a result of the foregoing, net income was RMB1.7 billion for the six months ended June 30, 2024, compared with RMB3.2 billion for the six months ended June 30, 2023.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2024, we funded our cash requirements principally through cash generated from our operations. Our cash position decreased by 6.2% from RMB103.7 billion as of December 31, 2023 to RMB97.3 billion as of June 30, 2024.

The maturity profile of borrowings of the Group as at June 30, 2024 is set out in note 5 to the unaudited condensed consolidated financial statements in this announcement.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2024.

1.	Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Pledge of Assets

As at June 30, 2024, we secured certain manufacturing facilities and land use rights for borrowings, detail of which are set out in note 5 to the unaudited condensed consolidated financial statements in this announcement. Save as disclosed in this announcement, we did not have material pledged assets as at June 30, 2024.

Future Plans for Material Investments or Capital Asset

The Group did not have future plans for significant investments or capital assets as at June 30, 2024.

Gearing Ratio

As at June 30, 2024, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 56.4% (as at December 31, 2023: 57.8%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2024.

Capital Commitment

As at June 30, 2024, capital commitment of the Company was RMB5.6 billion (as at December 31, 2023: RMB6.3 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

The total employee remuneration expenses for the Reporting Period, including share-based compensation expenses, were RMB7.1 billion, as compared with RMB4.8 billion for the six months ended June 30, 2023.

Our employees’ remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees’ social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematically training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As of June 30, 2024, the Company had a total of 30,899 employees. The following table sets forth the total number of employees by function as of June 30, 2024:

Function	As of June 30, 2024
Research and Development	5,373
Production	11,095
Sales	12,083
General and Administrative	2,348
Total	30,899

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li Xiang (“Mr. Li”) performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, and Mr. Zhao Hongqiang (being the Company’s independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the Reporting Period. As at June 30, 2024, the Company did not hold any treasury Shares (as defined under the Listing Rules).

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2024 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

Events after the Reporting Period

There were no significant events that might affect the Company since June 30, 2024.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2023	2024
	Note	RMB	RMB
Revenues:
Vehicle sales		46,299,260	54,571,281
Other sales and services		1,140,520	2,740,775

Total revenues	6	47,439,780	57,312,056

Cost of sales:
Vehicle sales		(36,789,230)	(44,197,162)
Other sales and services		(585,166)	(1,653,647)

Total cost of sales		(37,374,396)	(45,850,809)

Gross profit		10,065,384	11,461,247

Operating expenses:
Research and development		(4,277,897)	(6,076,467)
Selling, general and administrative		(3,954,517)	(5,792,690)
Other operating income, net		198,103	291,037

Total operating expenses		(8,034,311)	(11,578,120)

Income/(Loss) from operations		2,031,073	(116,873)

Other (expense)/income:
Interest expense		(60,878)	(71,829)
Interest income and investment income, net		848,793	1,438,922
Others, net		505,779	603,421

Income before income tax		3,324,767	1,853,641
Income tax expense	8	(80,832)	(161,575)

Net income		3,243,935	1,692,066

Less: Net income/(loss) attributable to noncontrolling interests		21,114	(3,085)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023 RMB	2024 RMB
Net income attributable to ordinary shareholders of Li Auto Inc.		3,222,821	1,695,151

Weighted average number of ordinary shares
Basic	7	1,959,868,447	1,988,142,132
Diluted	7	2,106,262,967	2,128,864,956

Net earnings per share attributable to ordinary shareholders
Basic	7	1.64	0.85
Diluted	7	1.54	0.80

Net income		3,243,935	1,692,066
Other comprehensive loss
Foreign currency translation adjustment, net of tax		(93,202)	(47,492)

Total other comprehensive loss		(93,202)	(47,492)

Total comprehensive income		3,150,733	1,644,574
Less: Net income/(loss) attributable to noncontrolling interests		21,114	(3,085)

Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		3,129,619	1,647,659

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023 RMB	As of June 30, 2024 RMB
ASSETS
Current assets:
Cash and cash equivalents		91,329,030	80,783,571
Restricted cash		479	5,225
Time deposits and short-term investments		11,933,255	16,463,169
Trade receivable	3	143,523	157,954
Inventories		6,871,979	8,307,534
Prepayments and other current assets		4,247,318	4,090,179

Total current assets		114,525,584	109,807,632

Non-current assets:
Long-term investments		1,595,376	1,492,010
Property, plant and equipment, net		15,745,018	21,238,080
Operating lease right-of-use assets, net		5,939,230	7,053,875
Intangible assets, net		864,180	892,188
Goodwill		5,484	5,484
Deferred tax assets		1,990,245	2,317,350
Other non-current assets		2,802,354	2,303,580

Total non-current assets		28,941,887	35,302,567

Total assets		143,467,471	145,110,199

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	5	6,975,399	922,219
Trade and notes payable	4	51,870,097	46,832,038
Amounts due to related parties		10,607	10,284
Deferred revenue, current		1,525,543	1,732,534
Operating lease liabilities, current		1,146,437	1,258,938
Finance lease liabilities, current		–	44,766
Accruals and other current liabilities		11,214,626	11,658,692

Total current liabilities		72,742,709	62,459,471

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023 RMB	As of June 30, 2024 RMB
Non-current liabilities:
Long-term borrowings	5	1,747,070	7,982,516
Deferred revenue, non-current		812,218	790,023
Operating lease liabilities, non-current		3,677,961	4,576,145
Finance lease liabilities, non-current		–	679,419
Deferred tax liabilities		200,877	508,547
Other non-current liabilities		3,711,414	4,800,203

Total non-current liabilities		10,149,540	19,336,853

Total liabilities		82,892,249	81,796,324

Total shareholders’ equity		60,575,222	63,313,875

Total liabilities and shareholders’ equity		143,467,471	145,110,199

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023 RMB	2024 RMB
Net cash provided by/(used in) operating activities	18,892,761	(3,771,783)
Net cash provided by/(used in) investing activities	4,881,188	(6,937,514)
Net cash (used in)/provided by financing activities	(2,049,403)	80,514
Effect of exchange rate changes on cash, cash equivalents and restricted cash	112,945	88,070

Net change in cash, cash equivalents and restricted cash	21,837,491	(10,540,713)
Cash, cash equivalents and restricted cash at beginning of the period	40,418,158	91,329,509

Cash, cash equivalents and restricted cash at end of the period	62,255,649	80,788,796

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1	GENERAL INFORMATION

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

In preparation for the initial public offering and listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”), the Group underwent a reorganization (the “Reorganization”) to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group’s Business.

The Company’s shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2024 is presented in Renminbi and all values are rounded to the nearest thousand (RMB’000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2024 was approved on August 28, 2024.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of December 31, 2023 and June 30, 2024, and its results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(c)	Segment reporting

ASC 280 “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC and the Group’s revenues are substantially derived from the PRC, no geographical segment information is presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3	TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2023 and June 30, 2024, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2023	As of June 30, 2024
Within 3 months	133,285	117,671
Between 3 months and 6 months	1,437	31,354
Between 6 months and 1 year	647	771
More than 1 year	8,154	8,158
Total	143,523	157,954

4	TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2023	As of June 30, 2024
Trade payable for raw materials	34,839,546	27,551,623
Notes payable(i)	17,030,551	19,280,415
Total	51,870,097	46,832,038

(i)	Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group’s supply chain financing channels program as of December 31, 2023 and June 30, 2024 were RMB712,039 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2023 and June 30, 2024, based on the recognition date, is as follows:

	As of December 31, 2023	As of June 30, 2024
Within 3 months	45,079,655	36,668,837
Between 3 months and 6 months	6,565,284	9,953,478
Between 6 months and 1 year	126,799	162,867
More than 1 year	98,359	46,856
Total	51,870,097	46,832,038

The trade payable and notes payable are non-interest-bearing and are normally settled on 30-180 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5	BORROWINGS

Borrowings consist of the following:

	As of December 31, 2023	As of June 30, 2024
Short-term borrowings:
Convertible debt(1)	6,031,566	–
Unsecured borrowing(2)	688,231	698,638
Secured borrowing(3)	155,602	123,581
Credit guaranteed borrowing(4)	100,000	100,000
Total short-term borrowings(5)	6,975,399	922,219

	As of December 31, 2023	As of June 30, 2024
Long-term borrowings:
Secured borrowing(3)	1,647,070	1,707,831
Credit guaranteed borrowing(4)	100,000	50,000
Convertible debt(1)	–	6,224,685
Total long-term borrowings	1,747,070	7,982,516
Total borrowings	8,722,469	8,904,735

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5	BORROWINGS (CONTINUED)

(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2024, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2023 and 2024, the convertible debt related interest expense was RMB16,045 and RMB16,729, respectively. As of December 31, 2023 and June 30, 2024, the principal amount of the convertible debt was RMB6,108,829 and RMB6,295,215, and the unamortized debt issuance cost was RMB77,263 and RMB70,530, respectively.

(2)	In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum.

(3)	As of December 31, 2023, the Group obtained secured borrowing from certain banks with a total principal of RMB1,802,672. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

As of June 30, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB1,831,412. The annual interest rate of these borrowings is approximately 5-year LPR minus 0.80%. The maturity dates were June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2023 and June 30, 2024. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5	BORROWINGS (CONTINUED)

(4)	As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB200,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. Borrowings of RMB50,000 was repaid in the first half of 2024.

As of June 30, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB150,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2023 and June 30, 2024. No credit guaranteed borrowing as of December 31, 2023 and June 30, 2024 contain covenants.

(5)	As of December 31, 2023 and June 30, 2024, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.69% and 2.58%.

The following table summarizes the aggregate repayment schedule of the Group’s borrowings, excluding convertible debt:

For the year ending June 30,
2025	922,219
2026	231,408
2027	183,036
2028	183,036
2029	243,848
Thereafter	916,503

6	REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the six months ended June 30,
	2023	2024
Revenue recognized at a point in time	47,349,758	57,000,367
Including: Vehicle sales	46,299,260	54,571,281
Other sales and services	1,050,498	2,429,086
Revenue recognized over time	90,022	311,689
Total	47,439,780	57,312,056

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time primarily include (i) sales and installment of charging stalls, (ii) sales of goods from online store and accessories, (iii) non-warranty after-sales services, (iv) commission service fee and (v) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated in accordance with ASC 260 “Earnings Per Share” for the six months ended June 30, 2023 and 2024 as follows:

	For the six months ended June 30,
	2023	2024
Numerator:
Net income attributable to ordinary shareholders of Li Auto Inc.	3,222,821	1,695,151
Dilution effect arising from convertible debt	16,045	16,729
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	3,238,866	1,711,880

Denominator:
Weighted average ordinary shares outstanding – basic	1,959,868,447	1,988,142,132
Effects of dilutive securities
Options and RSUs	85,533,415	79,861,719
Convertible debt	60,861,105	60,861,105
Weighted average ordinary shares outstanding – diluted	2,106,262,967	2,128,864,956

Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	1.64	0.85
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	1.54	0.80

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8	TAXATION

(a)	Value added tax (“VAT”)

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales and installment of charging stalls, sales of goods from online store and accessories in the PRC.

One of the Group’s subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

(b)	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”), Beijing CHJ Automobile Technology Co., Ltd. (“Beijing CHJ Technology”) and Shanghai Lixiang Automobile Technology Co., Ltd. (“Shanghai Automobile”) are qualified as a “high and new technology enterprise” under the PRC Enterprise Income Tax law (the “EIT Law”) in October 2022, October 2023 and November 2023 respectively. These companies are eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Sichuan Li Xinchen Technology Co., Ltd. (“Sichuan Li Xinchen”) is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”) was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. Wheels Technology was also approved as a “National Encouraged Key Software Enterprises” in May 2024. Entities recognized as “National Encouraged Key Software Enterprises” will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, Wheels Technology was qualified to enjoy the preferential tax rate of 0% in calendar year 2023. The “National Encouraged Key Software Enterprises” status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming “National Encouraged Key Software Enterprises” status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2024, Wheels Technology applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8	TAXATION (CONTINUED)

(b)	Income taxes (Continued)

PRC (Continued)

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Taxation (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8	TAXATION (CONTINUED)

(b)	Income taxes (Continued)

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place, shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong inland revenue ordinance, the subsidiaries of the group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the company are not subject to any Hong Kong withholding tax.

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax expense for the periods presented is as follows:

	For the six months ended June 30,
	2023	2024
Current income tax expense	49,538	181,009
Deferred income tax expense/(benefit)	31,294	(19,434)
Total	80,832	161,575

(c)	Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

9	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2023 and 2024.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2024 will be made available for review on the same websites in due course.

By order of the Board
Li Auto Inc. Li Xiang
Chairman

Hong Kong, August 28, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu, and Prof. Xiao Xing as independent non-executive directors.